Exhibit 12.1

Summit Midstream Partners, LP

Ratio of Earnings to Fixed Charges

								Initial Predecessor
								to Summit
								Midstream
		Year Ended December 31,				Period From		Partners, LP
						September 3, 2009		Period From
	Three Months Ended					to December 31,		January 1, 2009 to
	March 31, 2014	2013	2012	2011	2010	2009		September 3, 2009
Earnings:(1)
Income before income taxes	$6,532	$54,033	$43,679	$38,646	$8,296	$(6,599)		$(829)
Add (deduct):
Fixed charges	8,620	24,338	15,791	6,579	70	9		247
Capitalized interest	(1,358)	(4,705)	(2,784)	(3,362)	—	—		—
Total earnings	$13,794	$73,666	$56,689	$41,863	$8,366	$(6,590)		$(582)
Fixed charges:(1)
Interest expense	$7,144	$19,173	$12,766	$3,054	$—	$—		$247
Capitalized interest	1,358	4,705	2,784	3,362	—	—		—
Estimate of interest within rental expense	118	460	244	163	70	9		—
Total fixed charges	$8,620	$24,338	$15,794	$6,579	$70	$9		$247

Ratio of Earnings to Fixed Charges	1.60	3.03	3.59	6.36	119.51	(732.22	)(2)	(2.36	)(3)

(1)

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges and capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of deferred loan costs and an estimate of interest in rent expense.

(2)

The ratio of earnings to fixed charges was less than 1:1 for the period from September 3, 2009 to December 31, 2009. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $6.6 million of earnings for the period from September 3, 2009 to December 31, 2009.

(3)

The ratio of earnings to fixed charges was less than 1:1 for the period from January 1, 2009 to September 3, 2009. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $0.8 million of earnings for the period from January 1, 2009 to September 3, 2009.